April 23, 2003


Grant Thornton LLP
5252 N. Edgewood Drive
Provo, UT 84604


Re:      Termination Notice

Dear Gentlemen:

On April 14, 2003, the Board of Directors of Innovative Software Technologies, Inc. held a meeting to discuss the separate correspondence sent to the management and Board of Directors of Innovative by Grant Thornton, LLP. At this meeting it was decided by unanimous vote by the Board of Directors, which included four independent Directors, to dismiss Grant Thornton LLP as its auditors.

As you are aware, an Independent Directors Committee has been formed to review and evaluate all matters pertaining to the issues raised in your correspondence. Once they have completed their investigation, they will submit a report to the Board of Directors of Innovative Software Technologies, Inc. and Grant Thornton LLP. Additionally, as requested before, we ask that Grant Thornton cooperate fully with the committee of independent Directors and give access to Grant Thornton personnel, files and work papers, so that they may fulfill their responsibilities to the shareholders of our Company. The independent directors committee will receive sufficient funding from the Company to conduct their evaluation and is in the process of retaining independent counsel and auditors to assist in their efforts.

We were disturbed and upset by the position expressed by Grant Thornton LLP without any prior discussion with our management, especially since issues concerning the consultant in question, who was a consultant with the Company and was never an officer, director or employee of the Company, was previously discussed in detail at a partnership and management level at Grant Thornton at the office previously responsible for the audits of Innovative Software.

Grant Thornton's apparent denial of information, meetings and conversations regarding the background of the consultant, leads us to believe that Grant Thornton cannot perform a fair and independent audit. We will be providing you a copy of the appropriate 8K forms that we are providing the SEC.

Sincerely,

/s/ Douglas Shane Hackett
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Douglas Shane Hackett, President
Innovative Software Technologies, Inc.